Item 77.D - Policies with respect to security investments

Morgan Stanley Institutional Fund, Inc. - Multi-
Asset Portfolio

The Board of Directors of Morgan Stanley
Institutional Fund, Inc. (the "Fund"), at a meeting duly convened and held on June 15-16, 2016, approved the launch of a Cayman subsidiary fund with respect to the Multi-Asset Portfolio, as described in the post-effective amendment filed pursuant to Rule 485(b) with the Securities and Exchange Commission on August 26, 2016
(accession number 0001104659-16-141697) and
incorporated by reference herein. The Multi-Asset
Portfolio may, consistent with its principal investment strategies, invest up to 25% of its total assets in a wholly-owned subsidiary of the Portfolio organized as a company under the laws of the Cayman Islands (the "Subsidiary"). The Subsidiary may invest, directly or indirectly through the use of derivatives, in securities, commodities, commodity-related instruments and other investments, primarily futures, swaps and notes.